Exhibit 8.1

September 28, 2006

Nelnet, Inc.,
121 South 13th Street, Suite 201,
Lincoln, Nebraska, 68508.

Ladies and Gentlemen:

As special tax counsel to Nelnet, Inc. in connection with the issuance of 7.400% Fixed-to-Floating Rate Capital Efficient Notes, as described in the prospectus supplement, dated September 22, 2006 (the “Prospectus Supplement”), we hereby confirm to you our opinion as set forth under the heading “Certain United States Federal Income Tax Consequences” in the Prospectus Supplement, subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Prospectus Supplement and to the reference to us under the heading “Certain Federal Income Tax Consequences” in the Prospectus Supplement.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP

SULLIVAN & CROMWELL LLP